Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to (1) the financial statements of Symmetricom, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, during fiscal 2008) and (2) the effectiveness of Symmetricom, Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness) dated September 10, 2008, appearing in the Annual Report on Form 10-K of Symmetricom, Inc. for the year ended June 29, 2008.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

November 20, 2008